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19011121

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-52535

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-18 (MM/DD/YY) AND ENDING 09-30-19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pension Dynamics Securities Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 CONTRA COSTA BLVD SUITE 400

(No. and Street)

PLEASANT HILL	CA	94523
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melania Budiman 925-956-0505

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section NOV 20 2019 Washington DC 413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melania Budiman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pension Dynamics Securities Corporation, as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Melania L Budiman

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of CALIFORNIA
County of CONTRA COSTA
Subscribed and sworn to (or affirmed) before me on this 14 day of NOVEMBER, 2019 by MELANIA BUDIMAN proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public Diedre Cherie Mahaney

DIEDRE CHERIE MAHANEY
Notary Public - California
Contra Costa County
Commission # 2192324
My Comm. Expires May 12, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of Pension Dynamics Securities Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pension Dynamics Securities Corporation (the "Company") as of September 30, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
November 14, 2019

Pension Dynamics Securities Corporation
Statement of Financial Condition
September 30, 2019

Assets

Cash	$	34,949
Commissions receivable		1,773
Total assets	$	36,722

Liabilities and Stockholder's Equity

Liabilities		
Total liabilities		-
Commitments and contingencies		
Stockholder's equity		
Common stock, no par value, 10,000,000 shares authorized, 10,000 shares issued and outstanding.		72,600
Additional paid-in capital		3,100
Accumulated deficits		(38,978)
Total stockholder's equity		36,722
Total liabilities and stockholder's equity	$	36,722

The accompanying notes are an integral part of these financial statements.

Pension Dynamics Securities Corporation
Statement of Operations
For The Year Ended September 30, 2019

Revenues	
Commission income	$ 22,016
Management fee income	42,000
Other income	37
Total revenues	64,053
Expenses	
Commission and brokerage fees	23,732
Consulting services	3,000
Administrative services and occupancy	15,600
Other operating expenses	25,019
Total expenses	67,351
Net income (loss) before income tax provision	(3,298)
Income tax provision	800
Net income (loss)	$ (4,098)

The accompanying notes are an integral part of these financial statements.

Pension Dynamics Securities Corporation
Statement of Changes in Stockholder's Equity
For The Year Ended September 30, 2019

	Common Stock	Additional Paid-in Capital	Accumulated Deficits	Total
Balance at September 30, 2018	$ 72,600	$ 3,100	$ (34,880)	$ 40,820
Net income (loss)	-	-	(4,098)	(4,098)
Balance at September 30, 2019	$ 72,600	$ 3,100	$ (38,978)	$ 36,722

The accompanying notes are an integral part of these financial statements.

Pension Dynamics Securities Corporation
Statement of Cash Flows
For the Year Ended September 30, 2019

Cash flows from operating activities:		
Net income (loss)		$ (4,098)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in :		
Commissions receivable	$ 1,483	
(Decrease) increase in :		
Accounts payable	(2,720)	
Total adjustments		(1,237)
Net cash provided by (used in) operating activities		(5,335)
Cash flows from investing activities		-
Cash flows from financing activities		-
Net increase (decrease) in cash		(5,335)
Cash at September 30, 2018		40,284
Cash at September 30, 2019		$ 34,949

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

Pension Dynamics Securities Corporation
Notes to Financial Statements
September 30, 2019

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Pension Dynamics Securities Corporation (the "Company") was incorporated in the State of California on September 17, 1999. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including those of a mutual fund retailer.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commission income for the year ended September 30, 2019 consists of commissions earned from retailing mutual fund shares as well as associated trailing commissions.

Mutual fund share transactions are recorded on a trade date basis, including the related commission income and expense. At the trade date, the transaction price and expense are fixed or determinable; collection is reasonably assured; and the Company's performance obligations have been completed. The Company earns annual trailing commissions, which are recognized as the associated client relations duties are performed, generally in the accounting period received.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Management fee income represents administrative and other services performed on behalf of customers of Pension Dynamics Company LLC ("PDC"), a retirement and benefits plan provider. PDC is an affiliate of the Company, under common control. These services are performed on a fixed monthly fee basis under a contract with PDC covering substantially all PDC's customers. The Company invoices and recognizes management fee income as the related services are performed, generally monthly.

Commissions receivable represent accrued commissions earned during the fiscal year. An allowance for doubtful accounts is not considered necessary because probable uncollectible amounts are immaterial.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards, subject to probable realization. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

NOTE 2: INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the Statement of Operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Valuation Allowance	Total
Federal	$ -	$ -	$ -	$ -
State	800	-	-	800
Total income taxes expense (benefit)	$ 800	$ -	$ -	$ 800

The income tax provision indicated above consists of the California minimum tax of $800. The Company has available at September 30, 2019, unused Federal net operating losses, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $1,719. The net operating loss begins to expire in the year 2034.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

NOTE 3: RELATED-PARTY TRANSACTIONS

The Company has a written expense-sharing agreement with Pension Dynamics Company LLC ("PDC"), for various operating costs. Equipment usage and office supplies are included in other operating expenses on the Statement of Operations For the year ended September 30, 2019, the Company paid these costs under this agreement:

Equipment Usage	$	6,000
Administrative services and occupancy		15,600
Office supplies		6,000
	$	27,600

The Company's Commission income relates to customers referred by PDC. The Company's Management fee income also relates to PDC customers as described in Note 1.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 4: COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of operations or cash flows. As of September 30, 2019, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

NOTE 5: SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no such events or transactions that would have a material impact on its financial statements.

NOTE 6: RECENTLY ISSUED ACCOUNTING STANDARDS

The Company's policy is to recognize revenues when earned in accordance with *Accounting Standards Codification Topic 606 "Revenue from Contracts with Customers" ("ASC Topic 606").* The standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the expected consideration for those goods or services. This requires increased judgment and estimates: identifying the contract's transaction price and performance obligations; assessing variable consideration, contingencies and collectability; and linking revenue recognition with the completion of the associated performance obligations.

The Company adopted ASC Topic 606 effective October 1, 2018. This had no material impact on the Company's financial statements.

In February 2016, the FASB issued ASC Topic 842, Leases, which supersedes the existing guidance for lease accounting. ASC Topic 842 requires lessees to recognize leases with terms longer than 12 months on their statements of financial condition. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASC Topic 842 is effective for the Company as of its year ending Sepember 30, 2020. The Company is evaluating the impact that ASC Topic 842 will have on its financial statements.

NOTE 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2019, the Company had net capital of $34,984 which was $9,984 in excess of its required net capital of $25,000; and the Company's ratio of aggregate indebtedness $0 to net capital was 0.00 to 1.

Pension Dynamics Securities Corporation
Schedule I - Computation of Net Capital Requirements
Pursuant to SEC Rule 15c3-1
As of September 30, 2019

Computation of net capital		
Common stock	$ 72,600	
Additional paid-in capital	3,100	
Accumulated deficits	(38,978)	
Total stockholder's equity		$ 36,722
Less: Non-allowable commissions receivable	1,738	
Total non-allowable assets		1,738
Net Capital		34,984
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ -	
Minimum dollar net capital required	$ 25,000	
Net capital required (greater of above)		25,000
Excess net capital		$ 9,984
Aggregate indebtedness		$ -
Ratio of aggregate indebtedness to net capital		0.0 : 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of September 30, 2019.

Pension Dynamics Securities Corporation

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of September 30, 2019

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

Pension Dynamics Securities Corporation
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended September 30, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of Pension Dynamics Securities Corporation:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Pension Dynamics Securities Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Pension Dynamics Securities Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Pension Dynamics Securities Corporation stated that Pension Dynamics Securities Corporation met the identified exemption provisions for the year ended September 30, 2019 without exception. Pension Dynamics Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pension Dynamics Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
November 14, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

PENSION DYNAMICS
SECURITIES CORPORATION

Assertions Regarding Exemption Provisions

We, as members of management of Pension Dynamics Securities Corporation ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended September 30, 2019.

Pension Dynamics Securities Corporation

By:

Melania Budiman, President

Pension Dynamics Securities Corporation
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended September 30, 2019

BerryDunn

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Member of Foreside Investment Services, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Foreside Investment Services, LLC (the Company) and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2019. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Berry Dunn McNeil & Parker, LLC

Portland, Maine
November 15, 2019

yw 12/27